Michael W. Bre nnan Chairman and CEO Direct: (805) 557-0614 Email mbrennan@micro-imaging.com

July 7, 2010

Ms. Stephani Bouvet	By Facsimile: (202) 557-0812
Division of Corporation Finance	Copy: First Class Mail
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Micro Imaging Technology, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 7 2010
File No. 333-16629
Form 10-K/A for Fiscal Year Ended October 31, 2009
Filed June 9, 2010
Form 10-Q for Fiscal Quarter Ended April 30, 2010
Filed June 21, 2010
File No. 000-16416

Dear Ms. Bouvet:

In response to your Comment Letter of June 28, 2010, concerning the Form S-1 Registration Statement of Micro Imaging Technology, Inc., please find the explanations or actions taken as described below, in numerical order following your Comment Letter numbering system.

Cover page

1.
Your disclosure continues to state that no shares were issued to Dutchess in consideration for their investment, but disclosure on page 10 states that 750,000 shares of common stock were issued to Dutchess. Please revise your disclosure accordingly.

Response: The disclosures on the Cover page of this Amendment No. 2 to our S-1 now include the 750,000 shares that were issued to Dutchess as a document preparation fee in connection with the Investment Agreement and that those shares will be registered in Dutchess’ name as part of this Form S-1 Registration Statement. Additionally, the “Selling Shareholder” table on page 16 has been updated to indicate Dutchess’ ownership after the offering. These disclosures also comply with the requirements of the Investment Agreement; Section 12.B (page 23), Legal Fees and Miscellaneous Fees.

Compensation of Directors, page 31

2.
We note that while you have included a discussion of your compensation practices as they pertain to your board of directors, we are unable to locate your director compensation table as required by Item 402(r) of Regulation S-K. Please advise, or revise your disclosure.

Response: The “Directors Compensation Table” has been inserted on page 34 of this Amendment No. 2 to our Form S-1 and the same insertion has been made in our 10-K/A Filing (Amendment No.2).

Other Options, page 33

3.	As requested in prior comment 7, ensure that your table regarding unexercised options conforms to the requirements of Item 402(p) of Regulation S-K.

Response: The Option Table on page 36 of this Amendment No. 2 to our Form S-1 has been revised and the same revision has been made in our 10-K/A Filing (Amendment No.2).

Ms. Stephani Bouvet
US Securities and Exchange Commission
July 7, 2010

Financial Statements

4.	Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X and as applicable update the remainder of the filing accordingly.

Response: The six months ended April 30, 2010 financial statements and disclosures as filed on our Form 10-Q for the quarter ended April 30, 2010, Filed June 21, 2010 and Form 10-Q/A, Filed on July 7, 2010, have been included in this Amendment No. 2 to our Form S-1 Registration Statement.

Signatures, page 78

5.	As requested in prior comment 8, please ensure that your signature page conforms to the requirements of Form S-1, as you have not identified your principal accounting officer or controller.

Response: The Form S-1 signature page has been accordingly changed to identify our “principal accounting officer.”

Form 10-K/A for Fiscal Year Ended October 31, 2009

6.
As noted in prior comment 14, the language of the certifications required by Rule 13a – 14a may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you continue to omit certain obligatory language from paragraph 4. Please re-file revised certifications that conform exactly to Item 601(b)(31)(i) of Regulation S-K. This comment applies to your Form 10-Q for the fiscal quarter ended April 30, 2010.

Response: We have corrected and filed the 302 certifications for the 10-K/A and 10-Q/A.

Thank you for your courtesy and the timely consideration of our responses and filings.

Sincerely yours,

Michael W. Brennan
Chairman
Micro Imaging Technology, Inc.

Direct:
    Telephone: (805) 557-0614
    Facsimile: (805) 557-0812
    Cell: (818) 585-3246
Email: logimaging@aol.com

Office:
    Telephone: (949) 485-6000
    Facsimile: (949) 485-6005
Email: mbrennan@micro-imaging.com

Micro Imaging Technology, Inc.
970 Calle Amanecer	●	San Clemente, CA 92673
Telephone: (949) 485-6006	●	Facsimile: (949) 485-6005
www.micro-imaging.com